Scott A. Samuels | 617 348 1798 | ssamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 12, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Rosenberg

    Senior Assistant Chief Accountant

    Mail Stop 6010

Re:	Myriad Genetics, Inc.

Form 10-K for Fiscal Year Ended June 30, 2007

File No. 0-26642

Ladies and Gentlemen:

On behalf of our client Myriad Genetics, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated February 27, 2008, from Mr. James Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Peter D. Meldrum, President and Chief Executive Officer of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “2007 Annual Report”). The 2007 Annual Report was filed with the Commission on August 29, 2007.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Unless otherwise stated, all references to “Myriad,” “we,” “us,” “our,” the “Company” and similar designations refer to Myriad Genetics, Inc. and its subsidiaries.

Form 10-K for the fiscal year ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

Comment:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

1.	You do not appear to separately quantify costs incurred for your five product candidates or provide sufficient information that would allow investors to determine the reasonably likely timing for your product commercialization and related revenue generation. Please revise your disclosure to provide the following information for each of these research and development projects. Refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrg032001.htm#secviii.

a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion date for the project;

d.	The risks and uncertainties associated with completing development or schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

e.	The period in which material net cash inflows from the project are expected to commence.

Regarding a. if you do not maintain any research and development costs by project, disclose why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c. disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

Costs Incurred During Each Period and to Date on Each Project: Currently, the only research and development costs we track by individual drug candidate are external costs such as services provided to us by clinical research organizations, manufacturing of drug supply and other outsourced research. In order to efficiently utilize resources, internal research costs of our drug candidates are managed on a consolidated basis. Due to this fact, we do not track or assign to individual drug candidates internal costs of research and development such as salaries and benefits, facilities costs, lab supplies, and the costs of preclinical research and studies. The mix of internal and external costs varies by drug candidate. Because of this distinction and our inability to report internal costs, we believe that disclosure of only our external costs would provide an incomplete picture of the research and development costs of each of our drug candidates and would be misleading to investors.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

In addition, we believe that disclosure of the external portion of our research and development costs for each drug candidate would result in serious competitive harm to us. Discussions with potential business partners, contract negotiations for pricing with potential customers, and our position relative to competitors with similar drug candidates could be negatively impacted by public disclosure of this information.

As disclosed in our 2007 Annual Report on page 8, we are competing against some of the largest pharmaceutical and biotechnology companies in the world. Many of these competitors are not obligated to disclose the costs of their research and development of competing products due to the lack of materiality of such projects as compared to other research and development projects on which they are engaged, or due to the lack of materiality of such projects in relation to their financial statements taken as a whole. The specific and detailed disclosure of research and development costs incurred by us, as requested, especially in light of the lack of equivalent disclosure by many of our competitors, would place us at an unfair competitive disadvantage. Such information would weaken our competitive position in that a competitor would be armed with commercially sensitive information about us that would enable the competitor to alter or accelerate its competitive program in response to our historic level of expenditures or recent changes in our level of expenditures in its programs.

Furthermore, we believe that disclosure of such information would place us at a competitive disadvantage in negotiating with vendors and service providers, including third-party clinical research organizations, and potential strategic collaborators. If these parties became aware of the amount of research and development expenditures allocated to a given project as compared to our aggregate research and development costs for a particular period, they would be in a position of leverage in negotiating the terms for the services they provide or the terms of a proposed collaboration, as the case may be, which could negatively impact our ability to secure agreements with them on optimal terms, or could even make certain proposed arrangements commercially prohibitive to us.

For these reasons, we believe that disclosure of this proprietary information would cause us serious competitive harm. Accordingly, we respectfully propose that we be allowed to continue reporting research and development costs on an aggregate basis.

Nature, Timing and Estimated Costs to Complete Each Project/Anticipated Completion Date/ Risks and Uncertainties Associated with Completion of each Project /Period in Which Material Cash Inflows are Expected: We respectfully submit that it is not practicable for us to disclose with reasonable accuracy the nature, timing and estimated costs to complete each of our research and development projects, other than the nature and timing of our lead product candidate, Flurizan, which is in Phase 3 clinical trials. Our next most advanced product candidate is in Phase 2 clinical trials, while all of our

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

other product candidates are in Phase 1 clinical trials. Accordingly, given the early stage of development of our pipeline products and the uncertainty inherent in the drug development and regulatory process, we are unable to ascertain or estimate with any reasonable degree of accuracy or certainty the information requested. The successful development of any drug candidate, including those that we currently have under development, is inherently uncertain. The process of researching, developing, manufacturing, testing and bringing to market a new drug candidate takes many years. The duration of a project is dependent upon, among other things, the type, complexity and novelty of the product and requires the expenditure of substantial resources.

Clinical development of new drugs in the United States is a lengthy and uncertain process that includes several steps regulated by the FDA. Preclinical research and development is followed by the filing of an Investigational New Drug Application (“IND”) with the FDA that, if successful, allows clinical studies of the potential new drug to commence. Clinical development typically involves three phases of study: Phase I, II and III. Each phase typically takes longer to complete and is more costly than the preceding phase, with the most significant costs associated with clinical development incurred during Phase III trials, as they tend to be the longest and largest studies conducted during the drug development process. Importantly, the actual cost and timing of a clinical trial are dependent upon a number of factors which are not determinable until the trial is designed and/or has commenced. In addition, even after a clinical trial has been designed and commenced, there can be unanticipated delays and costs involved with such trial. For example, the rate of completion of a trial depends upon, among other things, the rate of patient enrollment, which is itself dependent upon factors such as the size of the patient population and the proximity of patients to the trial sites, the nature of the clinical protocol and the eligibility criteria for the trial. Furthermore, the FDA may alter, suspend or even terminate clinical trials at any time. Projects that have been progressing well may be discontinued abruptly due to negative results of current tests or trials. Conversely, additional trials may be designed or commenced due to positive results of current tests or trials.

In addition, estimating the period in which material cash inflows are expected and the amount of such cash flows, if any, is influenced by additional factors such as estimating market size, competition at the time of entry into the market, and efforts required to build the marketing infrastructure and sales force necessary to successfully launch the product at points in time that may be years into the future.

Therefore, it is difficult, if not impossible, to predict with any degree of accuracy, especially at the early stages of drug development, (i) the nature, timing and estimated costs to complete each project, (ii) the anticipated completion date of each project, (iii) the risks and uncertainties associated with completion of each project, or (iv) when material cash inflows are expected. We respectfully submit that to be required to provide such information, other than the suggested disclosure below, would place the Company either in the position of furnishing information which is potentially misleading, or information so qualified as to its accuracy as to be of little value to investors.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

Proposed Disclosure in Future Filings: In response to this comment, we propose that our MD&A disclosure be revised in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable, and to be updated as circumstances dictate, as follows:

Our research and development expenses include costs incurred for our drug candidates currently in human clinical trials, including Flurizan, Azixa, Vivecon, MPC-0920, and MPC-2130. Currently, the only costs we track by each drug candidate are external costs such as services provided to us by clinical research organizations, manufacturing of drug supply, and other outsourced research by individual drug candidate. We do not assign to each drug candidate our internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies. All research and development costs for our drug candidates are expensed as incurred.

Our lead drug candidate, Flurizan, comprises the majority of our research and development costs for our clinical drug candidates. Based on our current estimates, we anticipate our U.S. Phase 3 trial of Flurizan will be completed in mid-2008, and that development costs associated with a follow-on open label study will continue until we obtain regulatory approval from the FDA, if at all. We anticipate our European Phase 3 trial of Flurizan will be completed in late 2008, and that development costs associated with this trial will end shortly thereafter. Any future revenue and cash flow from potential sales of Flurizan are subject to a number of factors, including results from our ongoing clinical trials, regulatory approval, market acceptance of our product, and other factors. If we are able to successfully commercialize Flurizan, we anticipate revenues and cash flows from sales of this product to commence sometime in mid- to late-2009.

The timing and amount of any future expenses, completion dates, and revenues for our other drug candidates is not readily determinable due to the early stage of development of those candidates.

We do not know if we will be successful in developing any of our drug candidates. While expenses associated with the completion of our current clinical programs are expected to be substantial and increase, we believe that accurately projecting total program-specific expenses through commercialization is not possible at this time. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time. We are also unable to predict when, if ever,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

material net cash inflows will commence from our drug candidates other than Flurizan. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including:

•	the scope, rate of progress, and expense of our clinical trials and other research and development activities;

•	the length of time required to enroll suitable subjects;

•	the number of subjects that ultimately participate in the trials;

•	the efficacy and safety results of our clinical trials and the number of additional required clinical trials;

•	the terms and timing of regulatory approvals;

•	our ability to market, commercialize and achieve market acceptance for our product candidates that we are developing or may develop in the future; and

•	the filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights.

A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required to complete clinical development of a drug candidate, or if we experience significant delays in enrollment in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development.

Critical Accounting Policies, page 31

Comment:

2.	You disclose that your estimate for the allowance for doubtful accounts requires difficult, subjective or complex judgments. In Business on page 11 you indicate that sales of your therapeutic and molecular diagnostic products depend significantly on the availability of third-party reimbursement. It is unclear whether your allowance for doubtful accounts relates solely to bad debt expense or whether it includes contractual allowances for concessions to third-party payors. Please address the following comments:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

a.	Please revise your revenue recognition policy disclosure and critical accounting policy disclosure to clearly indicate how you account for contractual allowances due to third-party payors. In this regard, please clarify whether your receivables and revenues are presented net of third-party allowances.

c.	Please revise your critical accounting policies disclosure to provide the effect that a reasonably likely change could have, as of the latest balance sheet provided, on your estimate of the allowance for doubtful accounts. In addition, for each period presented please revise to disclose the dollar amount effect that the revision to your prior-period estimate of the allowance had on your results of operations. Please see FR-72.

Response:

We intend to modify our revenue recognition policy disclosure and critical accounting policy disclosure in all future filings by the Company under the Exchange Act, where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the current disclosure, while language with “~~strikethrough~~” deleted from the disclosure contained on pages 31-32 of the 2007 Annual Report.

Critical Accounting Policies

Revenue Recognition. Molecular diagnostic revenue includes revenue from the sale of molecular diagnostic products and related marketing agreements, and is recorded at the invoiced amount net of any discounts or allowances. Molecular diagnostic revenue is recognized upon completion of the test, communication of results, and when collectibility is reasonably assured.

Allowance for Doubtful Accounts. The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Trade accounts receivable are comprised of amounts due from sales of our molecular diagnostic products, which are recorded net of any discounts or allowances. We analyze trade accounts receivable and consider historic experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment terms when evaluating the adequacy of the allowance for doubtful accounts. ~~Changes in these factors could result in material adjustments to the expense recognized for bad debt.~~

We periodically evaluate and adjust the allowance for doubtful accounts when trends or significant events indicate that a change in estimate is appropriate. Such changes in estimate could materially affect our results of operations or financial position; however, to date these changes have not been material. It is possible that we may need to adjust our estimates in future periods.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

After a review of our allowance for doubtful accounts as of June 30, 2007, we have determined that a hypothetical ten percent increase in our allowance for doubtful accounts would result in additional bad debt expense and an increase to our allowance for doubtful accounts of $260,000.

b.	Please disclose whether your accrued liabilities include estimates for contractual allowances, rebates and/or discounts. In addition, please revise your financial statement disclosure to provide each accrual greater than 5% of current liabilities as required by Item 5-02.20 of Regulation S-X.

Response:

Because we record molecular diagnostic revenue and trade receivables net of contractual allowances, rebates, and/or discounts, our accrued liabilities balances do not include these items. We intend to modify our financial statement footnote “Organization and Summary of Significant Accounting Policies” in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to include a detailed listing of all accrued liabilities in excess of 5 percent of total current liabilities.

Results of Operations, page 32

Comment:

3.	Please revise your disclosure to separately discuss the impact of price and volume changes on your reported revenues as required by Item 303(a)(3)(iii) of Regulation S-K.

Response:

In response to this comment, we will revise the disclosure in the “Results of Operations” section of MD&A in all future filings by the Company under the Exchange Act, where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure contained on pages 32-33 of the 2007 Annual Report. Following is an example, based on our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007:

Molecular diagnostic revenue is comprised primarily of sales of our five molecular diagnostic products. Molecular diagnostic revenue for the three months ended December 31, 2007 was $53.1 million compared to $34.2 million for the same three months in 2006. This 55% increase in molecular diagnostic revenue is primarily attributable to increased testing volume resulting from our expanded sales force, launching of our direct-to-consumer marketing campaign for our BRACAnalysis

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

predictive medicine product, and working to increase our market penetration in the Ob/Gyn market. Through these efforts we are attempting to broaden utilization of our products with current physician customers and increase the number of new physician customers prescribing our products. We believe these efforts will allow us to continue to grow molecular diagnostic revenue in future periods; however, there can be no assurance that molecular diagnostic revenue will continue to increase or that it will continue to do so at historical rates.

Contractual Obligations, page 36

Comment:

4.	Please revise your contractual obligations table to present in the table or in a footnote thereto the aggregate total potential milestone obligations you identify in Business on page 8, as required by Item 303(a)(5) of Regulation S-K. In addition, please revise your financial statement footnote disclosures to include the amount of your commitments under these arrangements and the events that trigger payments of the milestones.

Response:

In response to this comment, we will revise the disclosure in the “Contractual Obligations” section of MD&A as well as our financial statement footnotes in all future filings by the Company under the Exchange Act, where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure contained on page 36 of the 2007 Annual Report and footnote 13 of our financial statements.

Contractual Obligations

The following table represents our consolidated contractual obligations as of June 30, 2007:

(in 000s)	Total	Less than one year	1-3 Years	4-5 Years	More than 5 years
Operating leases	$62,210	$6,344	$10,499	$10,472	$34,895
Purchase obligations	2,502	2,502	—	—	—
Contractual services	97,056	50,936	46,120	—	—

Total	$161,768	$59,782	$56,619	$10,472	$34,895

Contractual services represent financial commitments for drug development and clinical trial activities that can be terminated at our request. The expected timing of payment for the obligations listed above is estimated based on current information. Actual payment timing and amounts may differ depending on the timing of goods or

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

services received or other changes. The table above only includes payment obligations that are fixed or determinable. The table excludes potential milestone payments we may be required to pay under license agreements in the aggregate of up to $25 million based on the progress of our drug candidates currently in development, as the likelihood and timing of these payments are not yet determinable. The table also excludes royalties to third parties based on future sales of any of our product candidates that are approved for sale, as the amounts, timing, and likelihood of any such payments are unknown.

Financial Statement Footnotes

(13) Commitments and Contingencies

The Company has entered into license agreements for exclusive rights to utilize certain intellectual property rights related to our drug candidates Flurizan and Azixa. Under these agreements we will pay royalties based on future net sales and milestone payments totaling up to $25 million. Payment of milestones is based on the occurrence of potential future events, including the initiation of certain human clinical trials, filing of a New Drug Application with the Food and Drug Administration, receipt of regulatory approval, and specific revenue targets.

Various legal claims have been filed against the Company that relate to the ordinary course of business and are currently pending resolution. In the opinion of management upon consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the financial position or future results of operations of the Company.

Financial Statements

Note 8: Segment and Related Information, page F-17

Comment:

5.	Please revise your disclosure to provide the following information:

a.	The amount of assets by segment and a reconciliation to your total assets as required by paragraph 25 of SFAS 131.

Response:

We intend to modify our disclosure in all future filings by the Company under the Exchange Act, where such disclosure is applicable, and to be updated as circumstances dictate. Following is an example, based on our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

The following table sets forth a comparison of balance sheet items by operating segment at December 31, 2007 and June 30, 2007:

(In 000s)	December 31, 2007	June 30, 2007
Net equipment and leasehold improvements:
Research	$7,406	$8,200
Molecular diagnostics	12,664	9,576
Drug development	8,742	7,112

Total	$28,812	$24,888

Total Assets:
Research	$19,032	$17,722
Molecular diagnostics	52,655	42,142
Drug development	12,790	7,463

Total	$84,477	$67,327

The following table reconciles assets by operating segment to total assets at December 31, 2007 and June 30, 2007:

	December 31, 2007	June 30, 2007
Total assets by segment	$84,477	$67,327
Cash, cash equivalents, and marketable investment securities (1)	303,453	308,312
Intercompany eliminations	(3,572)	(3,572)

Total	$384,358	$372,067

(1)	The Company manages cash, cash equivalents, and marketable investment securities at the consolidated level for all segments

b.	The amount of your diagnostic revenues by product or group of products as required by paragraph 37 of SFAS 131. In this regard, it appears that you identify your individual diagnostic products in Business on page 4.

Response:

SFAS 131 paragraph 37 states that “an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so” (emphasis added). In defining our segments we have disclosed our revenues by groups of two similar product types: (i) research and (ii) molecular diagnostics.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

Revenue from our research segment is comprised of revenue from agreements to perform scientific research for other organizations, milestones from these agreements, and technology licensing agreements.

Revenue from our molecular diagnostic products is generated by a different subsidiary, and represents a distinct grouping of similar products. Each molecular diagnostic test is designed to determine if a person carries a hereditary genetic mutation that pre-disposes them to a particular type of cancer. This group of molecular diagnostic tests is sold by a single, dedicated sales team, marketed using coordinated materials, produced on a single laboratory platform, and billed and collected under common healthcare contracts covering multiple products. Because of these commonalities we believe that disclosure of total revenue for our molecular diagnostic products as a group complies with the disclosure requirements of SFAS 131 paragraph 37.

Note 10: Investment in Prolexys Pharmaceuticals, Inc., page F-19

Comment:

6.	It appears that your investment in Prolexys meets the 20% significance level under Item 3-09 of Regulation S-X for at least fiscal 2005 and fiscal 2006. However, it does not appear that you provide the required financial statements of Prolexys in either this Form 10-K or those of the preceding two fiscal years. Please provide us your significance tests under Item 3-09 of Regulation S-X for your equity investment in Prolexys for each of the last three fiscal years and explain to us why you have not provided the audited or unaudited financial statements required under that rule.

Response:

Set forth below is the significance testing we performed under Rule 3-09 of Regulation S-X for our investment in Prolexys for each of the last three fiscal years:

	2007	2006	2005
Myriad assets	372,067	276,603	158,958
Prolexys assets	7,088	8,902	41,689
Myriad loss	(34,962)	(38,189)	(39,978)
Prolexys loss	(10,572)	(23,802)	(17,090)
Myriad ownership %	25.8%	49.0%	49.0%

Test 1 - Investments in and advances to exceed 20% of Myriad assets

Not applicable – Myriad’s investment in Prolexys consisted of contributed technology with a net book value of $0 for all periods presented.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

Test 2 - Proportionate share of Prolexys assets exceeds 20% of Myriad assets

This test is not applicable pursuant to Rule 3-09 of Regulation. S-X since Myriad’s ownership did not exceed 50%.

Test 3 - Proportionate share of Prolexys loss exceeds 20% of Myriad loss

Myriad share of Prolexys loss	(2,729)	(11,663)	(8,374)
% of Myriad loss	7.80%	30.54%	20.95%

As noted above, our share of Prolexys’ losses from an ownership standpoint exceeded the 20% threshold for both 2006 and 2005. However, as stated in the footnotes to our financial statements, the carrying value of our investment in Prolexys has been $0 since inception, and because we are under no obligation to provide any additional or on-going financial support to Prolexys, the losses incurred by Prolexys had no impact on our financial position or results of operations. Furthermore, any losses incurred by Prolexys in future periods will also have no impact on our financial position or results of operations. From an accounting perspective, despite the fact that we have an equity ownership position that exceeds 20%, our share of Prolexys’ losses is effectively zero.

We have historically provided abbreviated summary financial information relating to Prolexys in the footnotes to our financial statements and believe that, given the factors cited above, this information provides adequate disclosure to our investors. Based on the foregoing, we would propose to continue to provide summary financial information relating to Prolexys in the footnotes to the financial statements rather than separate financial statements of Prolexys.

*         *         *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 348-1798, or Jonathan L. Kravetz of this firm at (617) 348-1674. Thank you for your time and attention.

Very truly yours,

/s/ Scott A. Samuels
Scott A. Samuels

SAS/cdm

cc:	Peter D. Meldrum

James S. Evans

James L. Benson

    Myriad Genetics, Inc.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2008

David Jolley

    Ernst & Young LLP

Jonathan L. Kravetz, Esq.

Brian P. Keane, Esq.

    Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.